FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 11, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 Second Quarter Financial Outlook

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Measuring Instruments Provides The Financial Outlook for the Second
Quarter of 2005

Rehovot, Israel – July 11, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in Integrated Metrology systems, today announced that its revenues for the second quarter of 2005 are expected to increase by about 60% over those of the previous quarter resuming sequential revenue growth. The company had previously projected, in April 2005, that it would resume revenue growth in the second quarter. In the second half of the year, the company expects to continue on its revenue growth trend.

The significant increase in revenues over the previous quarter is as a result of multiple sales of 300mm in Asia Pacific and Japan, and the successful introduction and sales of the new NovaScan 3090 systems for copper CMP and Optical CD applications. Repeat orders of these new products are expected in the coming quarters.

The company is focused, additionally, on continuing the proliferation of its new NovaScan 3090 systems and solution for Copper CMP and Etch with both equipment manufacturers and end-users. The cost saving measures taken in April 2005 that included more than a 10% work-force reduction and tighter control of expenses, are part the company’s on-going efforts to adjust costs to current market conditions without putting at risk the long term technology investments in the next generation metrology systems.

Dr. Giora Dishon, President and CEO of Nova said: “As we had expected, we resumed growth this quarter despite the fact that the semiconductor equipment market has not yet resumed growth. We expect that over the next quarter or two, the market will remain with very poor visibility (last Book-to-Bill ratio for front-end equipment was 0.85). At the same time, the introduction of our new NovaScan 3090 systems for the different processes, at advanced 90nm, 65nm and below technologies, does provide an engine for growth for the company. We are continuing to work with several major process equipment manufacturers to integrate our new systems with their process equipment and provide more advanced process control solutions.”

Final results for the second quarter of 2005 will be released on August 4, 2005, and will be discussed during the company’s scheduled conference call later that day.

About Nova
Nova Measuring Instruments Ltd. (NASDAQ: NVMI) develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.